SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

TENTHGATE INCORPORATED

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

NONE

(CUSIP Number)

R. PAUL GRAY, 44050 ASHBURN PLAZA #195, ASHBURN, VIRGINIA 20147

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

AUGUST 18, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. NONE        13DPage 2 of 4 Pages

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Tim Novak
2	Check the Appropriate Box if a Member of a Group (a) ☒ (See Instructions) (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,000,000
	8	Shared Voting Power 1,958,600
	9	Sole Dispositive Power 5,000,000
	10	Shared Dispositive Power 1,958,600
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,958,600
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 55.5%
14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

Title of class of equity security: Common Stock, $.001 par value

Name and Principal Executive Office of Issuer:	Tenthgate Incorporated
44050 Ashburn Plaza #195
Ashburn, VA 20147

Item 2. Identity and Background.

(a)	Name:	Tim Novak

(b)	Business Address: 8374 Market Street #439, Bradenton, Florida 34202

(c)	Principal Occupation: Self – employed investor

(d)	Mr. Novak has not been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) within the last five (5) years.

(e)

Mr. Novak has not been a party to a civil proceeding of a judicial or administrative body within the last five (5) years which resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Novak is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

All stock was acquired in exchange for shares of TenthGate, Inc., a Nevada corporation, in connection with the merger of TenthGate, Inc. (NV) with and into the issuer. Mr. Novak acquired 5,000,000 shares of stock of TenthGate, Inc. (NV) for $5,000 in cash which were exchanged for 5,000,000 shares of the issuer. The funds for such acquisition were personal funds of Mr. Novak. CoreConcepts, LLC, a limited liability company in which Mr. Novak owns 50%, acquired 1, 958,600 shares of stock of TenthGate, Inc. (NV) for $83,500 in cash and $324,300 in pre-existing indebtedness which were exchanged for 1,958,600 shares of the issuer. The cash and loans by CoreConcepts, LLC were funded with the personal funds of Mr. Novak and Mr. Gray.

Item 4. Purpose of Transaction.

Mr. Novak and Mr. Gray jointly acquired the securities of the issuer as control persons. There are no present plans to acquire additional securities or dispose of any securities; engaged in extraordinary corporate transactions such as a merger, reorganization or liquidation; sell or transfer a material amount of assets of the issuer; make any change in the present board of directors or management of the issuer; make any change in the present capitalization or dividend policy of the issuer; or make any other material change in the issuer’s business or corporate structure.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Novak owns 5,000,000 shares (39.9%) individually and 1,958,600 shares (15.6%) jointly with Mr. Gray through CoreConcepts, LLC.

(b)	Mr. Novak has sole power to vote and direct the disposition of 5,000,000 shares (39.9%) and shared power to vote direct the disposition of 1,958,600 shares (15.6%).

(c)

On August 18, 2005, all of the issued and outstanding stock of TenthGate, Inc., a Nevada corporation, was exchanged for an equal number of shares of the issuer in a merger of TenthGate, Inc. (NV) with and into the issuer. In connection with the merger, 5,000,000 shares of the issuer were issued to Mr. Novak and 1,958,600 shares of the issuer were issued to CoreConcepts, LLC, a limited liability company in which Mr. Novak owns 50%.

(d)	No person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of any securities owned directly or indirectly by Mr. Novak.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Tim Novak
Dated: January 24, 2006	_________________________________________
Tim Novak